:----------:                                      :----------------------------:
:  FORM 4  :                                      :     OMB APPROVAL           :
:----------:                                      :----------------------------:
                                                  :OMB NUMBER        3235-0287 :
                                                  :ESTIMATED AVERAGE BURDEN    :
                                                  :HOURS PER RESPONSE..... 0.5 :
                                                  :----------------------------:

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

    Pruitt                    Susanne                         S.
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   (Last)                     (First)                       (Middle)

    c/o PCS Securities, Inc.
    121 Lakeside Avenue, Suite 301
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                                    (Street)

   Seattle                    Washington                   98122
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   (City)                     (State)                       (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   PCS Research Technology, Inc. (PCSR.OB)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   2/03
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5. If Amendment, Date of Original (Month/Year)

   12/21/01
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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   _____ Director                       ____ 10% Owner
   _____ Officer (give title below)     _X__ Other (specify below)

   See Explanation (1) Below
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

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7. Individual or Joint/Group Filing (Check Applicable Line)

   __X__ Form filed by One Reporting Person
   _____ Form filed by More than One Reporting Person

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================================================================================

TABLE I-NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1.Title of Security    2.Trans-     3.Trans-       4.Securities Acquired (A)    5.Amount of         6.Ownership     7.Nature of
  (Instr. 3)             action       action         or Disposed of (D)           Securities Bene-    Form: Direct    Indirect
                         Date         Code           (Instr. 3, 4 and 5)          ficially Owned      (D) or          Beneficial
                         (Month/      (Instr. 8)     ------------------------     at End of           Indirect (I)    Ownership
                          Day/      ------------     Amount   (A) or   Price      Month (Instr.       (Instr. 4)      (Instr. 4)
                          Year)     Code      V               (D)                 3 and 4)
-------------------    ---------    ------------     ------------------------   ------------------  --------------  ---------------

                                                                    See
Common Stock, par                                                   explanation
value $.001 per share  02/07/03      D              5,255,000  D    (2) below       100,000             D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 (7-96)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.   Title of Derivative Security (Instr. 3)


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2.   Conversion or Exercise Price of Derivative Security


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3.   Transaction Date (Month/Day/Year)


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4.   Transaction Code (Instr. 8)
           Code                          V
     ------------------            ------------

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5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)
            (A)                          (D)
     ------------------            ------------

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6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable              Expiration Date
     ------------------------      ------------------------

================================================================================

================================================================================
7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
           Title                   Amount or Number of Shares
     ------------------            --------------------------

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8.   Price of Derivative Security (Instr. 5)


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9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


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10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)


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11.  Nature of Indirect Beneficial Ownership (Instr. 4)


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================================================================================
Explanation of Responses:

(1) Until 01/31/03, Ms. Pruitt was a Director and Officer. Until 2/07/03, Ms. Pruitt was a 10% owner of issue.

(2) In February 2003, Ms. Pruitt surrendered 5,255,000 shares of common stock of the issuer pursuant to and as partial consideration for certain undertakings set forth in, an Agreement, dated as of January 31, 2003, by and among issuer, PCS Securities, Inc., Raymond A. Hill, III, Brian M. Overstreet, Institutional Research Service, Inc. and Ms. Pruitt.


                             /s/ Susanne S. Pruitt                  02/07/03
                      ---------------------------------------    ---------------
                       Susanne S. Pruitt                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

                                                                     Page 2 of 2
                                                                 SEC 1474 (3/91)